UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                              3DX Technologies Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    88554G109
                                 (CUSIP Number)

                             ----------------------


---------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          SCHEDULE 13G

CUSIP NO. 88554G109                                            PAGE 2 OF 5 PAGES


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           C. Eugene Ennis

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) /  /
                                                                       (B) /  /

3                 SEC USE ONLY

4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF                5        SOLE VOTING POWER                      502,427
SHARES
BENEFICIALLY             6        SHARED VOTING POWER                    None
OWNED BY
EACH                     7        SOLE DISPOSITIVE POWER                 502,427
REPORTING
PERSON WITH              8        SHARED DISPOSITIVE POWER               None

9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         502,427

10                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                                                                          /  /
                         (9) EXCLUDES CERTAIN SHARES*

11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         6.9%

12                       TYPE OF REPORTING PERSON*

                                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          SCHEDULE 13G

CUSIP NO. 88554G109                                            PAGE 3 OF 5 PAGES

ITEM 1          (A)      NAME OF ISSUER

                         3DX Technologies Inc.

                (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         12012 Wickchester, Suite 250
                         Houston, Texas  77079

ITEM 2          (A)      NAME OF PERSON FILING

                         C. Eugene Ennis

                (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                         12012 Wickchester, Suite 250
                         Houston, Texas  77079

                (C)      CITIZENSHIP

                         United States of America

                (D)      TITLE OF CLASS OF SECURITIES

                         Common Stock, par value $.01 per share.

                (E)      CUSIP NUMBER

                         88554G109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                (a)  / / Broker or dealer registered under Section 15 of the
                         Act,

                (b)  /  / Bank as defined in Section 3(a)(6) of the Act,

                (c)  /  / Insurance Company as defined in Section 3(a)(19)
                          of the Act,

                (d) /  /  Investment Company registered under Section 8 of the Investment Company Act,

                                                          SCHEDULE 13G

CUSIP NO. 88554G109                                            PAGE 4 OF 5 PAGES

                (e) /  /  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

                (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or Endowment Fund; see
                              13d-1(b)(1)(ii)(F),

                (g) /  /  Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G); see Item 7,

                (h) /  /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).
ITEM 4          OWNERSHIP

                (A)      AMOUNT BENEFICIALLY OWNED

                         502,427 Shares

                (B)      PERCENT OF CLASS1

                         6.9%

                (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 502,427 shares

                         (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: - 0 -

                         (III) SOLE   POWER  TO   DISPOSE  OR  TO  DIRECT  THE
                               DISPOSITION OF: 502,427 shares

                         (IV)  SHARED   POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                               DISPOSITION OF: - 0 -

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                         Not applicable.
--------
1 According to most recent available filing with the Securities and Exchange Commission in which such number is required to be indicated and after giving effect to: (i) the issuance of 375,000 shares of Issuer's Common Stock in connection with the over-allotment option which was exercised in full on January 17, 1997 and (ii) the utilization of a cashless exercise provision in connection with the exercise by the filing person of certain warrants for shares of the Issuer's capital stock.

                                  SCHEDULE 13G

CUSIP NO. 88554G109                                            PAGE 5 OF 5 PAGES


ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                         Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                         Not applicable.

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                         Not applicable.

ITEM 9          NOTICE OF DISSOLUTION OF GROUP

                         Not applicable.

ITEM 10         CERTIFICATION

                         Not applicable.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.


Dated:  February 13, 1997



                                              By:    /S/C. EUGENE ENNIS
                                                     -----------------------
                                                     Name:  C. Eugene Ennis